Exhibit 99.1

Australian Securities &
Investments Commission

Electronic Lodgement
Document No. 7E2492302
Lodgement date/time: 18-10-2009 21:12:01
Reference Id: 79202514

Form 484
Corporations Act 2001
Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature
This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Francis Martin MORATTI
Capacity
Secretary
Signature

Date signed 18-10-2009

Form 484 — Change to company details
SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback — Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

The cancelled shares are listed below:

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	34020	34020

Earliest Date of cancellation	25-09-2009

C3 Change to share structure
The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	182316209	182316209.00	0.00

Earliest date of change	25-09-2009